FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software’s Latest uniPaaS Version Now with .NET Integration for PC and Mobile RIA Clients

PRESS RELEASE

Magic Software’s Latest uniPaaS Version Now with

.NET Integration for PC and Mobile RIA Clients

.NET integration allows Enterprises and ISVs to create more functional, rich and compelling business applications

Or-Yehuda, Israel, June 22, 2009 - Magic Software Enterprises Ltd. (NASDAQ: MGIC), a provider of application platforms and business and process integration solutions, today announced the release of the latest version of the uniPaaS application platform, now with .NET integration for Rich Internet Applications (RIA) Clients and equivalent support for mobile devices. Software vendors and Enterprise customers can save valuable resources using uniPaaS’ metadata engine – a ready-made business application engine – to bypass the intensive .NET code-writing stage and quickly design and deploy rich internet business applications for any Windows client.

Darran Neary, Technical Director of FactoryMaster, a Magic Software customer in the UK comments, “uniPaaS is now the ultimate developer’s tool for building and deploying rich business applications. Its use of fast metadata saved us from intensive code writing; its end-to-end language shortened and simplified the entire development effort; and its support for multiple deployment modes makes our application fully adaptable to future business needs. The addition of .NET integration and mobile device support is now the icing on the cake.”

UniPaaS is an application platform enabling Enterprises and Independent Software Vendors (ISVs) to deliver business applications that minimize project risk and associated costs. It also enables organizations to deploy business applications, from the same code-base, in any mode including Full Client, Rich Internet Applications (RIA), mobile and Software-as-a-Service (SaaS).

With .NET integration for PC’s and mobile devices, uniPaaS RIA enables Enterprise IT departments and ISVs to create rich internet business applications that maximize the capabilities of the Client user interface while providing complete connectivity to external devices and easier re-use of existing .NET code and assemblies.

The new version of uniPaaS makes Windows Mobile access to RIA and SaaS as easy as Desktop access. This allows organizations to improve application availability for employees working out of the office. Mobile access also allows users in fields such as logistics where technicians use hand-held computing devices, to directly access their business applications and be constantly connected to the organization’s back-end systems.

“With the new 1.8 version now leveraging broad .NET power, the uniPaaS platform proves its resilience and adaptability to technological change. Magic Software applications created at any point in the past, whether for DOS or early versions of Windows, can now be deployed on modern .NET supporting systems such as Vista and Windows Mobile devices. With uniPaaS, applications developed today will continue to deliver value in five, ten, or even fifteen year’s time. Our customers will be able to take full advantage of the technological opportunities that will exist by then,” said Avikam Perry, CTO and VP Products for Magic Software.

uniPaaS V1.8 is available immediately. For more information call Magic Software.

uniPaaS Application Platform - Resources

Positioning Paper, ‘Building ISV Business without Burning Bridges’

Positioning Paper, ‘Building Enterprise Applications to Withstand Project Failure’

White Paper, ‘Overcoming RIA Development and Deployment Challenges with End-to-End Application Platform Technology’

White Paper, ‘Considerations for Cost-effective RIA and SaaS Delivery and Deployment’

Webcast, ‘How to Build a Rich Internet Application in an Hour… or Less’

uniPaaS on the Web, http://www.magicsoftware.com/2559-en/uniPaaS.aspx

Call Magic Software Direct, http://www.magicsoftware.com/255-en/Magic.aspx

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a provider of multiple-mode application platform solutions – including Full Client, Rich Internet Applications (RIA), mobile or Software-as-a-Service (SaaS) modes - and business and process integration solutions. Magic Software has offices in 10 countries and a presence in over 50, as well as a global network of ISV’s, system integrators, value-added distributors and resellers, and consulting and OEM partners. The company’s award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities.  Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle.  For more information about Magic Software and its products and services, visit http://www.magicsoftware.com/.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. All other trademarks are the trademarks of their respective owners.

Press contacts:

USA

UK

Others

Cathy Caldeira

Ranbir Sahota

Arita Mattsoff

Metis Communications

Vitis PR Agency

Magic Software

Tel: +1-617-236-0500

Tel: +44 (0)121 242 8048

Tel. +972 (0)3 538 9292

Email: magicsoftware@metiscomm.com

Email: ranbir@vitispr.com

Email: arita@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2009	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1	Magic Software’s Latest uniPaaS Version Now with .NET Integration for PC and Mobile RIA Clients

Exhibit 10.1